CURLEW LAKE RESOURCES INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
JANUARY 31, 2017 and 2016

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Curlew Lake Resources Inc.

We have audited the accompanying financial statements of Curlew Lake Resources Inc., which comprise the statements of financial position as at January 31, 2017 and 2016 and the statements of loss and comprehensive loss, changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Curlew Lake Resources Inc. as at January 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Curlew Lake Resources Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 29, 2017

CURLEW LAKE RESOURCES INC.
STATEMENTS OF FINANCIAL POSITION
AS AT JANUARY 31
(Expressed in Canadian dollars)

	Note	2017	2016

ASSETS

Current assets
Cash		$85	$104
GST receivable		5,678	4,075
		5,763	4,179

Other assets
Restricted cash	3	58,994	58,552
		58,994	58,552

TOTAL ASSETS		$64,757	$62,731

LIABILITIES
Accounts payable and accrued liabilities	5 & 9	$457,793	$387,154
Reclamation obligation	6	70,300	70,300
TOTAL LIABILITES		528,093	457,454

SHAREHOLDERS’ DEFICIENCY
Share capital	7	15,856,333	15,856,333
Reserves	7	666,865	666,865
Deficit		(16,986,534)	(16,917,921)
TOTAL SHAREHOLDERS’ DEFICIENCY		(463,336)	(394,723)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		$64,757	$62,731

Nature of operations and going concern (Note 1)
Contingencies (Note 10)
Subsequent events (Note 13)

On behalf of the Board:

“Jurgen Wolf”	Director	“Christopher Cherry”	Director

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED JANUARY 31
(Expressed in Canadian dollars)

	Note	2017	2016

EXPENSES
Management fees and consulting	9	$8,944	$15,520
Office facilities and administrative		30,207	41,626
Professional fees		12,246	19,340
Shareholder communications		1,731	2,163
Transfer agent and filing fees		13,031	17,492
Travel and promotion		2,454	3,713
		(68,613)	(99,854)

OTHER ITEMS
Gain on disposal of assets	4	-	12,500
Litigation expense	10	-	(6,250)
Write-down of exploration and evaluation assets	4	-	(1,378)
		-	4,872

LOSS AND COMPREHENSIVE LOSS		$(68,613)	$(94,982)

Basic and diluted loss per share		$(0.03)	$(0.05)

Weighted average number of common shares outstanding		1,979,695	1,873,531

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY
(Expressed in Canadian dollars)

	Share capital

	Number of
	shares	Amount	Reserves	Deficit	Total

Balance at January 31, 2015	1,854,695	$15,850,083	$666,865	$(16,822,939)	$(305,991)
Shares issued for settlement	125,000	6,250	-	-	6,250
Comprehensive loss for the year	-	-	-	(94,982)	(94,982)

Balance at January 31, 2016	1,979,695	$15,856,333	$666,865	$(16,917,921)	$(394,723)
Comprehensive loss for the year	-	-	-	(68,613)	(68,613)

Balance at January 31, 2017	1,979,695	$15,856,333	$666,865	$(16,986,534)	$(463,336)

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31
(Expressed in Canadian dollars)

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(68,613)	$(94,982)
Write down of exploration and evaluation assets	-	1,378
Litigation expense	-	6,250

Net change in non-cash working capital accounts:
GST receivable	(1,603)	(2,707)
Accounts payable and accrued liabilities	70,639	90,506
Net cash provided by operating activities	423	445

CASH FLOWS FROM INVESTING ACTIVITY
Change in restricted cash	(442)	(476)
Net cash used in investing activity	(442)	(476)

Decrease in cash during year	(19)	(31)

Cash, beginning of year	104	135

Cash, end of year	$85	$104

Supplemental disclosure of cash flow information:

Shares issued for settlement	$-	$6,250
Income tax paid	$-	$-
Interest paid	$-	$-

See accompanying notes to the financial statements

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

1.	NATURE OF OPERATIONS AND GOING CONCERN

Curlew Lake Resources Inc. (the “Company” or “Curlew”) was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is in the business of the acquisition, exploration and development of oil and gas properties and mineral properties in Western Canada. On July 16, 2015 the Company’s shares were moved to the NEX board under the symbol CWQ.H. The Company’s corporate office and principal place of business is Suite 303, 595 Howe Street, Vancouver, British Columbia, Canada.

On May 12, 2017, the Company consolidated its issued and outstanding shares totaling 19,796,952 on a 10:1 basis. Upon completion of the consolidation the Company had 1,979,695 post consolidation common shares issued and outstanding. All shares and per share amount have been restated to reflect the share consolidation.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company has a working capital deficiency and will require additional funding. These material uncertainties may cast significant doubt as to the Company’s ability to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial statements were authorized for issuance on May 29, 2017 by the directors of the Company.

Statement of compliance

These financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

These financial statements have been prepared on an accrual basis except for cash flow information, and are based on historical costs, except for certain financial instruments classified as fair value through profit or loss and available for sale which are stated at their fair value. The financial statements are presented in Canadian dollars unless otherwise noted.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the recoverability of the carrying value of exploration and evaluation assets, rehabilitation obligation, fair value measurements for long term liabilities and other equity-based payments, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Significant accounting judgments, estimates and assumptions (continued)

Management has determined that exploration, evaluation and related costs incurred which have limited future economic benefits and may not be economically recoverable. Management uses several criteria in its assessment of economic recoverability and probability of future economic benefits including geologic and other technical information, history of conversion of mineral deposits with similar characteristics to its own properties to proven and probably mineral reserves, scoping and feasibility studies, accessible facilities and existing permits.

Rehabilitation obligation - The Company has recorded an estimated value of a rehabilitation obligation that is expected to be paid at a future date, determined by estimates of amounts to be paid in future years. Such estimates are revised based on market conditions.

Deferred income taxes - Judgement is required in determining whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets for the years presented.

Loss per share

The Company computes earnings (loss) per share assuming that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures is calculated using the weighted average number of shares outstanding during the respective years. Diluted loss per share is computed by dividing net loss by the weighted average shares outstanding adjusted for additional shares from the assumed exercise of stock options, restricted share units, or warrants, if dilutive. The number of additional shares is calculated by assuming the outstanding dilutive stock options are exercised and that the assumed proceeds are used to acquire common shares at the average market price during the year. Diluted loss per share figures for the years presented are equal to those of basic loss per share for the years since the effects of stock options and warrants are anti-dilutive.

Share-based payments

The Company has adopted a 10% rolling stock option plan whereby it can grant options to directors, officers, employees, and consultants of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the reserves. The fair value of options is determined using a Black– Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share-based payments (continued)

Where the terms and conditions of options are modified before they vest, the incremental increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at FVTPL when they are either held for trading for the purpose of short- term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss. The Company has classified its cash as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s restricted cash is classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. The Company has no assets classified as held to maturity investments.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for- sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses. The Company has no available- for-sale financial assets.

Transaction cost associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Financial instruments (continued)

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

Other financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The Company does not currently have any derivative financial assets and liabilities.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recorded based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Exploration and evaluation expenditures

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. The costs are accumulated in cost centres by well, field or exploration area and not depreciated pending determination of technical feasibility and commercial viability.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Exploration and evaluation expenditures (continued)

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral or oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the exploration and evaluation assets given up by the Company, with any excess consideration accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

The technical feasibility and commercial viability of an oil and gas resource is considered to be determinable when proven and/or probable reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to ascertain whether proven and/or probable reserves have been discovered. Upon determination of proven and/or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to property, plant and equipment or expensed to exploration and evaluation impairments.

E&E assets are classified as intangible assets.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the assets are reviewed to determine whether there is any indication that those assets are impaired. Impairment is recognized when the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount. The recoverable amount is the greater of the asset or cash-generating unit’s fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. The impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount had no impairment loss been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Reclamation obligations

The Company recognizes the fair value of a legal or constructive liability for a reclamation obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for a rehabilitation obligation due to the passage of time will be recognized within accretion expense. The amount will be recognized as an increase in the liability and an accretion expense in profit or loss. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, options and flow-through shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves. If the warrants expire unexercised, the value attributed to the warrants remains in reserves.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow- through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is included in profit or loss and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until qualifying expenditures are incurred.

Revenue recognition

Revenue from the sale of petroleum and natural gas is recorded when the significant risks and rewards of ownership and title passes to an external party which is based on volumes delivered to customers at contractual delivery points, and rates and collectability are reasonably assured.

The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses, are recognized during the same period in which the related revenue is earned and recorded.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

New accounting standards not yet adopted

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not yet early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its financial statements.

IAS 12 Income taxes

Amendments to IAS 12 to clarify the recognition of deferred tax asset for unrealized losses. This standard has a tentative effective date of January 1, 2017.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has a tentative effective date of January 1, 2018.

IFRS 15 Revenue from contracts with customers

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model to depict the transfer of promised goods or services to customer. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreement for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service. This standard has a tentative effective date of January 1, 2018.

IFRS 16 Leases

IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS17 and instead introduces a single lessee accounting model. This standard has a tentative effective date of January 1, 2019.

3.	RESTRICTED CASH

The Company has cash on deposit with the Alberta Energy Regulator (“AER”) under the AER’s Liability Management programs to cover potential liabilities relating to its wells. The required security deposit with the AER is determined based on a monthly licensee management rating assessment. (see Note 6)

4.	EXPLORATION AND EVALUATION ASSETS

MINERAL PROPERTIES

Typhoon Claims
Balance, January 31, 2015	$1,378
Write-down	(1,378)
Balance, January 31, 2016 and 2017	$-

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

4.	EXPLORATION AND EVALUATION ASSETS (continued)

Typhoon Claims, Clear Creek District, Yukon Territories

The Company holds a 100% interest in certain mineral claims in the Clear Creek District of the Yukon. The 100% working interest on certain claims is subject to a 4% net smelter return royalty (“NSR”). During fiscal 2015, the Company impaired the property by $690 writing down the value to $1,378, as it focuses its efforts on a specific region of the claims. During fiscal 2016, the Company wrote off the remaining balance of $1,378.

OIL AND GAS PROPERTIES

Minard Project, Saskatchewan, Canada (unproven)

The Company signed a Participation and Joint Operating Agreement in the Minard area of Saskatchewan. The property was written off during the year ended January 31, 2009. During the year ended January 31, 2016, the Company sold its rights to a property in Minard, Saskatchewan for $12,500.

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	January 31,
	2017	2016
Accounts payable	$400,437	$337,185
Accrued liabilities	25,972	27,917
Amounts due to related parties (Note 9)	31,384	22,052
	$457,793	$387,154

6.	RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state. (See Note 3)

7.	SHARE CAPITAL AND RESERVES

Authorized: unlimited number of common shares with no par value

During fiscal 2016, the Company issued 125,000 common shares valued at $6,250 to partially settle contingent litigation (Note 10).

During year ended January 31, 2017, there were no common share transactions.

On May 12, 2017, the Company consolidated its issued and outstanding shares on a 10:1 basis. All shares and per share amount have been restated to reflect the share consolidation.

Warrants

There were no warrants outstanding and exercisable at January 31, 2016 and 2017.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

7.	SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company follows the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

There were no stock options outstanding and exercisable at January 31, 2016 and 2017.

8.	FINANCIAL RISK MANAGEMENT

The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The Company’s cash is deposited in bank accounts held with a major bank in Canada and accordingly, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. GST receivable is due from a government agency.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. The Company is exposed to liquidity risk.

Interest rate risk

The Company is not currently exposed to significant interest rate risk.

Capital Management

The Company includes equity, comprising of issued common shares, reserves and deficit, in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of exploration and evaluation assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

8.	FINANCIAL RISK MANAGEMENT (continued)

Capital Management (continued)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended January 31, 2017. The Company is not subject to externally-imposed capital requirements, with the exception of restricted cash posted as a deposit (Note 3).

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company’s only financial asset is cash with a fair value measured at Level 1 hierarchy

9.	RELATED PARTY TRANSACTIONS

The Company considers key management personnel to consist of directors and management.

During the year ended January 31, 2017, the Company accrued management fees of $6,000 to the CFO (2016 - $6,000), who is considered to be key management personnel.

Included in accounts payable and accrued liabilities:

	January 31,	January 31,
	2017	2016
Company controlled by the CEO of the Company	$9,884	$6,552
Company controlled by the CFO of the Company	21,500	15,500
	$31,384	$22,052

10.	CONTINGENCIES

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management is of the opinion that disposition of any current matter will not have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

In a prior year, a dispute arose with a joint venture participant who claimed the Company was in breach of agreements to explore certain properties in Alberta. During the year ended January 31, 2016, the Company partially settled the dispute by issuing 125,000 common shares valued at $6,250. Subsequent to January 31, 2017, the dispute was fully settled by payment of $18,303 which had been fully accrued.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2017	2016

Loss before income taxes	$(68,613)	$(94,982)
Expected tax recovery	(18,000)	(25,000)
Other	1,000	(1,000)
Expiry of non-capital losses	-	42,000
Change in unrecognized deductible temporary differences	17,000	(16,000)
Income tax expense (recovery)	$-	$-

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2017	2016
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$1,214,000	$1,214,000
Share issue cost	-	1,000
Marketable securities	3,000	3,000
Asset retirement obligation	18,000	18,000
Allowable capital losses	70,000	70,000
Non-capital losses available for future period	352,000	334,000
	1,657,000	1,640,000
Less: Unrecognized deferred tax assets	(1,657,000)	(1,640,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2017	Expiry Date	2016	Expiry Date
		Range		Range
Temporary Differences
Exploration and evaluation assets	$4,670,000	No expiry date	$4,670,000	No expiry date
Share issue costs	-	-	3,000	2035-2038
Marketable securities	20,000	No expiry date	20,000	No expiry date
Asset retirement obligation	70,000	No expiry date	70,000	No expiry date
Allowable capital losses	270,000	No expiry date	270,000	No expiry date
Non-capital losses available for future period	1,356,000	2026-2037	1,284,000	2026-2036

Tax attributes are subject to review, and potential adjustment, by tax authorities.

12.	SEGMENTED INFORMATION

The Company operates in one segment being the resource sector in Canada.

CURLEW LAKE RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
January 31, 2017

13.	SUBSEQUENT EVENTS

Subsequent to January 31, 2017 the Company is in the process of:

	a)	completing a private placement and issuing 3,640,000 common shares at a price of $0.25 per common share for gross proceeds of $910,000.

	b)	settling $90,000 of accounts payable and accrued liabilities through the issuance of 360,000 common shares.